UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

QUOTMEDIA INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

749114104
(CUSIP Number)

May 31, 2012
(Date of Event which Requires Filing
of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒	Rule 13d-1(b)
☐	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 749114104	13G	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Colin Gilbert Trustee of the CMG Irrevocable Trust Family ###-##-####
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Individual USA Citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 5,364,000
	6	SHARED VOTING POWER
	7	SOLE DISPOSITIVE POWER 5,364,000
	8	SHARED DISPOSITIVE POWER
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) )
12	TYPE OF REPORTING PERSON* IN
*SEE INSTRUCTION BEFORE FILLING OUT

Item 1(a)	Name of Issuer:

Quotemedia Inc. QMCI

Item 1(b)	Address of Issuer's Principal Executive Offices:

171 East Shea BLVD, Suite 230 Fountain Hills, AZ 85268

Item 2(a)	Name of Person Filing:

Colin Gilbert, Trustee for the CMG Family Irrevocable Trust

Item 2(b)	Address or Principal Business Office:

3719 Ocean Front Walk MDR CA, 90292

Item 2(c)	Citizenship:

USA

Item 2(d)	Title of Class of Securities:

Common Stock

Item 2(e)	CUSIP Number:

749114104

Item 3	Not Applicable

Item 4	Ownership:

(a) Amount beneficially owned: 5,364,000
(b) Percent of class: 6%
(c)(i) Sole power to vote or direct the vote: 5,364,000
(ii) Shared power to vote or direct the vote: -0-
(iii) Sole power to dispose or direct the disposition: 5,364,000
(iv) Shared power to dispose or direct the disposition: -0-

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not Applicable

Item 8	Identification and Classification of Members of the Group:

Not Applicable

Item 9	Notice of Dissolution of Group:

Not Applicable

Item 10	Certification:

By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August May 31, 2012

THE CMG FAMILY IRREVOCABLE TRUST

By:  /s/ Colin Gilbert
Name:  Colin Gilbert
Title:  Trustee